OmniValley, Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2018 to December 31, 2019
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2018	3,760,417 $	38	$ 3,210	$ -	$ 3,248
Issuance of Common Stock	1,000,000	100			100
Net loss				(1,244)	(1,244)
Balance, December 31, 2018	4,760,417 $	138	$ 3,210	$ (1,244)	$ 2,104
Issuance of Common Stock	2,420,000	242	7,758		8,000
Net loss				(8,742)	(8,742)
Balance, December 31, 2019	7,180,417 $	380	$ 10,968	$ (9,986)	$ 1,362